UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2022

Commission File Number: 001-38820

Futu Holdings Limited

11/F, Bangkok Bank Building

No. 18 Bonham Strand W, Sheung Wan

Hong Kong S.A.R., People’s Republic of China

+852 2523-3588

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                                             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

This Current Report on Form 6-K is being furnished to the Securities and Exchange Commission by Futu Holdings Limited (the “Company”) for the purpose of providing the announcement issued by the Company on December 29, 2022 (Hong Kong time) regarding the Company’s decision to postpone its proposed dual primary listing on the Stock Exchange of Hong Kong Limited, a copy of which is filed as Exhibit 99.1 hereto and incorporated herein by reference.

Exhibit Index

Exhibit No.	Description

99.1	Futu Holdings Limited Announces Postponement of Proposed Dual Primary Listing on The Stock Exchange of Hong Kong Limited

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FUTU HOLDINGS LIMITED

By	:	/s/ Leaf Hua Li
Name	:	Leaf Hua Li
Title	:	Chairman of the Board of Directors and Chief Executive Officer

Date: December 29, 2022